

September 17, 2010

Daniel A. Carr
Chief Executive Officer
Mount Knowledge Holdings, Inc.
39555 Orchard Hill Place, Suite 600 PMG 6096
Novi, Michigan 48375

>   **Re: Mount Knowledge Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2009**
>   **Filed February 10, 2010**
>   **File No. 000-52664**

Dear Mr. Carr:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2009

Financial Statements, page F-1

Note 10. Subsequent Events – Not Audited, page F-14

1. You have indicated Note 10 is not audited; however, your auditor's opinion on page F-2 specifically indicates that footnote 10 was audited with an opinion date of February 5, 2010. Please respond to the following:

- Clarify for us why there is a discrepancy between your audit opinion and your disclosure in Note 10;

- Tell us why you have presented Note 11 as audited in light of the fact your audit opinion does not appear to apply to Note 11; and

- Explain to us why you have provided an unaudited footnote describing subsequent events and refer us to the accounting guidance you are relying upon to support your presentation of an unaudited footnote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief